Exhibit 23.1

Consent Of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-197444) of Zurn Water Solutions Corporation of our report dated June 21, 2022, with respect to the statements of net assets available for benefits of the Zurn 401(k) Plan as of December 31, 2021 and 2020, the related statement of changes in net assets available for benefits for the year ended December 31, 2021 and the related notes, and the supplemental schedule of Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2021, which report appears in the December 31, 2021 annual report on Form 11-K of the Zurn 401(k) Plan.

/s/ RubinBrown LLP

Kansas City, Missouri
June 21, 2022